K&L Gates LLP

70 W. Madison St., Ste 3100

Chicago, IL 60602

January 6, 2016

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Nuveen Municipal 2021 Target Term Fund; File Numbers: 333-207475; 811-23102

Dear Ms. Bentzinger:

This letter responds to the comments contained in the letter dated November 18, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statements on Form N-2 filed with respect to Common Shares of each of the Nuveen Municipal 2021 Target Term Fund (the “Registrant” or the “Fund”) and the Nuveen Municipal 2023 Target Term Fund. This response only applies to the Fund. Nuveen Municipal 2023 Target Term Fund will file a response letter, and amend its registration statement, at a later date. For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”), which amendment was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

GENERAL

1.

Comment:  We note that portions of the registration statements are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:  Understood.

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statements.

Response:   The Fund’s Adviser (Nuveen Fund Advisors, LLC), certain funds advised by the Adviser and certain other parties named therein as applicants have filed an “Application for an Order Pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for Exemption from the Provisions of Section 17(a) of the Act,” which was filed on December 27, 2013 and amended on July 1, 2014 and December 8, 2014 (File No. 812-14258) (the “Application”). The application requested that the relief sought apply to “any investment company registered under the Act...organized in the future, that is advised by the Adviser...provided that any entity that relies on the Order complies with the terms and conditions of the Order as though it were an Applicant.” Therefore, such exemptive relief, if granted, would apply to the Fund if the Fund were to elect to rely on such relief and comply with the terms and conditions thereof. If, after the Fund commences operations, the Application is further amended before issuance of the requested order, it is expected that the Fund would be added to the Application as an applicant.

3.

Comment:   Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements of the transactions described in the registration statements, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:  FINRA will review the proposed underwriting terms and arrangements related to the Fund’s offering of Common Shares and will issue a statement expressing no objections to such arrangements.

4.

Comment:  To the extent the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment /guidance/ici073010.pdf.

Response:    The Registrant has considered the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller and believes that its disclosure is consistent with such guidance.

REGISTRATION STATEMENT COVER PAGE

5.

Comment:    Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table includes all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Response:  Confirmed. The “Amount Being Registered” includes all shares that may be issued pursuant to the Underwriters’ over-allotment option. The current “Calculation of Registration Fee under the Securities Act of 1933” table reflects only a nominal amount of shares. Once the Underwriters have conducted marketing activity on behalf of the Fund, the Fund plans to file another pre-effective amendment to the Registration Statement in order to register the number of shares the Underwriters expect to sell in the offering. This number also will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

PROSPECTUS

Cover Page

6.

Comment:  Each Fund’s investment adviser has agreed to pay to the underwriters, from its own assets, fees and compensation (e.g., additional compensation, upfront structuring and syndication fees, sales incentive fees, etc.). Please reflect this compensation and other consideration in the second column in the table under “Sales load.” Please also briefly describe these arrangements in a footnote to the table, and provide similar disclosure in the tabular presentation in “Underwriters” on page 71 of the prospectuses. See Instruction 2 to Item 1.g. of Form N-2”

Response:  The compensation to be paid by Nuveen Fund Advisors, LLC, the Fund’s investment adviser, to certain underwriters in the form of structuring fees, syndication fees, sales incentive fees or other additional compensation does not constitute “sales load” as defined in Section 2(a)(35) of the 1940 Act. Such fees and compensation have no effect on the price of the Common Shares paid by investors or the amount of offering proceeds from the sale of the Common Shares to be received and invested by the Fund. As a result, the Registrant will not include such amounts in the “Sales load” line of the table on the prospectus cover. The following footnote has been added to the table on the Cover and to the tabular presentation in “Underwriters” on page 74:

“(2)  Nuveen Fund Advisors, LLC, the Fund’s investment adviser (and not the Fund), has agreed to pay, from its own assets, (a) additional compensation of $.025 per share to the underwriters in connection with this offering and separately (b) an upfront structuring and syndication fee to                     , an upfront structuring fee to                     , and may pay certain other qualifying underwriters a structuring fee, a sales incentive fee or other additional compensation in connection with the offering. These fees and compensation are not reflected under “Sales load” in the table above. See “Underwriters – Additional Compensation to be Paid by Nuveen Fund Advisors.”

7.

Comment:  The prospectus disclosure indicates that the Funds may invest in below investment grade securities (junk bonds). When stating that an investment in Fund shares involves certain risks, please indicate that the Funds’ anticipated exposure to below-investment grade securities involves special risks, including an increased risk with respect to an issuer’s capacity to pay interest, dividends, and repay principal. Please include a bolded cross reference to the prospectus discussion of factors that make the offering speculative or one of high risk. See Item 1.1.j. to Form N-2.

Response:  To address the special risks associated with the Fund’s anticipated exposure to below-investment securities, the following revision was made to the Cover:

“This prospectus sets forth concisely information about the Fund that a prospective investor should know before investing, and should be retained for future reference. Investing in the Fund’s common shares involves certain risks. The Fund’s anticipated exposure to below investment grade securities (or junk bonds) involves special risks, including an increased risk with respect to the issuer’s capacity to pay interest, dividends and repay principal. You could lose some or all of your investment. See “Risks” beginning on page 44 of this prospectus. Certain of these risks are summarized in “Prospectus Summary—Special Risk Considerations” beginning on page 11 of this prospectus.”

Prospectus Summary - Portfolio Contents, pages 2-4

8.

Comment:    The Summary discloses risks relating to investments in tender option bonds. Accordingly, when describing in the Summary each Fund’s investments in municipal securities, please briefly explain that this may include tender option bonds.

Response:  The description of the Fund’s investments in municipal securities on page 2 was revised to address tender option bonds, as follows.

“The Fund will invest its assets in a portfolio of municipal securities, including low- to medium-quality municipal securities. Municipal securities include municipal bonds, notes, securities issued to finance and refinance public projects, certificates of participation, inverse floating rate securities, variable rate demand obligations, lease obligations, municipal notes, pre-refunded municipal bonds, private activity bonds, tender option bonds and other forms of municipal bonds and securities, residual interest securities, and other related instruments that create exposure to municipal bonds, notes and securities that provide for the payment of interest income that is exempt from regular federal income tax.”

9.

Comment:   The prospectus disclosure indicates that the Funds may use credit default swaps. Please confirm supplementally that if the Funds will write credit default swaps, they will segregate the full notional value of the swaps to cover such obligations.

Response:  Confirmed. In the event that the Fund writes credit default swaps, it will segregate the full notional value of the swaps to cover such obligations.

10.

Comment:  The prospectus disclosure states that the Funds may engage in total return swaps. If so, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission fairly recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Response: Understood.

Prospectus Summary - Investment Policies, pages 4-5

11.

Comment:  Please disclose to what extent the Funds may invest in below-investment grade securities (junk bonds). Please provide corresponding disclosure on the cover page (when discussing Fund Strategies), in the Investment Policies section on page 28 of the prospectus, and in the Investment Policies section on page 3 of the Statement of Additional Information. Please confirm whether the references to each Fund’s “below investment grade portfolio” are accurate (see, e.g., Prospectus Summary – Distributions (page 9) and Distributions (page 61)).

Response:  The Fund will invest at least 65% of its Managed Assets in low- to medium-quality municipal securities, therefore the Fund may invest without limit in below-investment grade quality securities. The following disclosure was added to the cover, pages 5 and 30 of the prospectus and page 4 of the Statement of Additional Information:

“A security is considered below investment grade quality if at the time of investment it is rated BB+/Ba1 or lower or if its unrated but judged to be of comparable quality by Nuveen Asset Management. The Fund may invest without limit in below investment grade quality securities.”

12.	Comment: Please confirm supplementally that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with each Fund’s 80% policy.

Response:  The Fund’s investments in derivatives will be valued at market value for purposes of calculating compliance with the Fund’s 80% policy, in accordance with the Fund’s valuation procedures.

Prospectus Summary - Investment Adviser and Subadviser, pages 10-11

13.	Comment: Please disclose how each Fund’s investments in derivatives will be valued for purposes of calculating “Managed Assets.” We may have further comments.

Response:  Generally, the Fund’s investments in derivatives will be valued at market value for purposes of calculating “Managed Assets,” in accordance with the Fund’s valuation procedures. With respect to the Fund’s investments in inverse floating rate securities, “Managed Assets” would include the portion of assets in the special purpose trusts issuing such securities that has been effectively financed by the trust’s issuance of floating rate securities. See “The Fund’s Investments - Portfolio Composition and Other Information - Municipal Securities - Inverse Floating Rate Securities.”

Prospectus Summary - Special Risk Considerations, pages 11-23

14.

Comment:  The prospectuses state that, as a non-fundamental investment policy, each Fund may invest up to 30% of its Managed Assets in AMT Bonds and no more than 10% in “tobacco settlement bonds.” Please describe the characteristics of AMT Bonds and tobacco settlement bonds when discussing the Portfolio Contents of the Fund throughout the prospectus. Further, please include in the Summary and in the Item 8.3.a. disclosure the risks associated with investing in such securities.

Response:    With respect to AMT Bonds, the following disclosures have been incorporated throughout the prospectus and Statement of Additional Information describing the Fund’s Portfolio Contents, as well as in the Summary and the Risk section:

Summary (page 5 and 29): “AMT Bonds are municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals.”

Risks (page 20 and 52): “The Fund’s investment in AMT Bonds may trigger adverse tax consequences for Fund shareholders who are subject to the federal alternative minimum tax. If you are, or as a result of investment in the Fund would become, subject to the federal alternative minimum tax, the Fund may not be a suitable investment for you. In addition, distributions of taxable ordinary income (including any net short-term capital gain) will be taxable to shareholders as ordinary income (and not eligible for favorable taxation as “qualified dividend income”), and capital gain dividends will be taxable as long-term capital gains. See “Tax Matters.”

Statement of Additional Information (page 3):    “AMT Bonds are municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals.”

With respect to tobacco settlement bonds, the following disclosures have been incorporated throughout the prospectus and Statement of Additional Information describing the Fund’s Portfolio Contents, as well as in the Summary and the Risk sections:

Summary (page 5 and 29): “Tobacco settlement bonds are bonds that are secured or payable solely from the collateralization of the proceeds from class action or other litigation against the tobacco industry.”

Risks (page 53): “Tobacco settlement bonds are municipal securities that are backed solely by expected revenues to be derived from lawsuits involving tobacco related deaths and illnesses which were settled between certain states and American tobacco companies. Tobacco settlement bonds are secured by an issuing state’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between 46 states and nearly all of the U.S. tobacco manufacturers. Under the terms of the MSA, the actual amount of future settlement payments by tobacco manufacturers is dependent on many factors, including, but not limited to, annual domestic cigarette shipments, reduced cigarette consumption, increased taxes on cigarettes, inflation, financial capability of tobacco companies, continuing litigation and the possibility of tobacco manufacturer bankruptcy. Payments made by tobacco manufacturers could be negatively impacted if the decrease in tobacco consumption is significantly greater than the forecasted decline.”

Statement of Additional Information (page 11): “Tobacco Settlement Bonds. Included in the general category of municipal securities described in the Prospectus are “tobacco settlement bonds.” The Fund may invest up to 10% of its Managed Assets in tobacco settlement bonds, which are municipal securities that are backed solely by expected revenues to be derived from lawsuits involving tobacco related deaths and illnesses which were settled between certain states and American tobacco companies. Tobacco settlement bonds are secured by an issuing state’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between 46 states and nearly all of the U.S. tobacco manufacturers. The MSA provides for annual payments in perpetuity by the manufacturers to the states in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. Tobacco manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. A number of states have securitized the future flow of those payments by selling bonds pursuant to indentures or through distinct governmental entities created for such purpose. The principal and interest payments on the bonds are backed by the future revenue flow related to the MSA. Annual payments on the bonds, and thus risk to the Fund, are highly dependent on the receipt of future settlement payments to the state or its governmental entity.

The actual amount of future settlement payments is further dependent on many factors, including, but not limited to, annual domestic cigarette shipments, reduced cigarette consumption, increased taxes on cigarettes, inflation, financial capability of tobacco companies, continuing litigation and the possibility of tobacco manufacturer bankruptcy. The initial and annual payments made by the tobacco companies will be adjusted based on a number of factors, the most important of which is domestic cigarette consumption. If the volume of cigarettes shipped in the U.S. by manufacturers participating in the settlement decreases significantly, payments due from them will also decrease. Demand for cigarettes in the U.S. could continue to decline due to price increases needed to recoup the cost of payments by tobacco companies. Demand could also be affected by: anti-smoking campaigns, tax increases, reduced advertising, enforcement of laws prohibiting sales to minors; elimination of certain sales venues such as vending machines; and the spread of local ordinances restricting smoking in public places. As a result, payments made by tobacco manufacturers could be negatively impacted if the decrease in tobacco consumption is significantly greater than the forecasted decline. A market share loss by the MSA companies to non-MSA participating tobacco manufacturers would cause a downward adjustment in the payment amounts. A participating manufacturer filing for bankruptcy also could cause delays or reductions in bond payments. The MSA itself has been subject to legal challenges and has, to date, withstood those challenges.”

The Fund’s Investment - Portfolio Contents, page 27

15.

Comment:  Please revise the first sentence of the first paragraph to indicate that the Funds will invest in a portfolio of municipal securities “including” low- to medium-quality securities. Please make a corresponding change to the first paragraph of the Portfolio Contents section of the Statement of Additional Information (page 2).

Response:  The sentence on page 28 of the prospectus and page 2 of the Statement of Additional Information has been revised as follows:

“The Fund will invest its assets in a portfolio of municipal securities, including low- to medium-quality municipal securities.”

The Fund’s Investment - Investment Policies, page 28

16.

Comment:  For accuracy, please remove the word “below” in the first sentence of the last paragraph, which states that a “security is considered below low- to medium-quality if at the time of investment it is rated BBB/Baa or lower . . . .”.

Response:  The sentence on page 29 of the prospectus has been revised as follows:

“A security is considered ~~below~~ low- to medium-quality if at the time of investment it is rated BBB/Baa…”.

Portfolio Composition and Other Information - Initial Portfolio Composition Portfolio Contents, page 39

17.

Comment:  The prospectuses state that the initial portfolio composition of each Fund will include energy holdings and securities of non-U.S. companies, including emerging markets issuers. Please reconcile these anticipated holdings with each Fund’s fundamental and non-fundamental investment policies disclosed in the prospectus, none of which describe investments in energy holdings or non-U.S. company securities.

Response:  References in the prospectus to investments in energy holdings and securities of non-U.S. companies, including emerging market issuers, have been removed and the initial portfolio composition on page 40 of the prospectus has been revised as follows:

“Based on current market conditions, the Fund anticipates that immediately after the initial investment of the proceeds from the offering of Common Shares, substantially all its portfolio (“initial portfolio”) will be composed of municipal securities and other related investments, the income from which is exempt from regular federal income tax. The Fund anticipates ~~sector underweighting in certain segments of the energy market, and anticipates~~ that its initial portfolio will be composed of approximately 5% to 15% of its Managed Assets in ~~energy holdings~~ AMT Bonds. Additionally, the Fund anticipate that its initial portfolio will not have any exposure to municipal obligations issued by Puerto Rico. ~~approximately % to % of its Managed Assets will be in securities of non-U.S. companies, with approximately % to % of its Managed Assets in securities of emerging markets issuers.~~ Anticipated initial portfolio characteristics are based on current market conditions and the expectations of the portfolio team. Current market conditions may change and the Fund may not be able to invest its initial portfolio as planned. Immediately after the initial invest-up (expected to be completed approximately three months after the completion of this offering, but possibly sooner), the Fund’s portfolio allocations may vary over time consistent with the Fund’s investment policies described in this prospectus.”

Risks, pages 43-57

18.

Comment:  Please include in response to Item 8.3.a. of Form N-2 a discussion on Tender Option Bond Regulatory Risk and Hedging Risk, as such risks are described in the Summary. Further, as the Funds may invest in securities and other instruments that are illiquid, including restricted securities, please describe here and in the Summary the risks associated with investing in such securities.

Response:  A specific Tender Option Bond Regulatory Risk and a Hedging Risk have been added to the Risks section on page 50 and 56, respectively. Additionally, a description of the risks associated with investments in illiquid securities has been added to the Summary on page 20 (which also was incorporated in the Fund’s initial Registration Statement on page 53).

Tax Matters, pages 68-71

19.

Comment:  The tax discussion states that the Funds invest primarily in securities whose income is subject to U.S. federal income tax. Please revise this discussion to clarify that, except in limited circumstances, the Funds intend to invest in securities that generate income that is exempt from regular federal income tax. Further, if true, please disclose that income exempt from federal tax may be subject to state and local income tax, and that any capital gains distributed by the Funds may be taxable. Please also disclose that the Funds may invest a portion of their assets in securities that generate income that is not exempt from federal or state income tax.

Response:  The tax discussion has been updated to address the Fund’s investments in securities that generate income that is exempt from regular federal income tax, which includes disclosure that (1) income exempt from federal tax may be subject to state and local income tax, (2) any capital gains distributed by the Fund may be taxable and (3) the Fund may invest a portion of its assets in securities that generate income that is not exempt from federal or state income tax.

PART C

Exhibits

20.

Comment:  Except as otherwise permitted by Rule 483 under the 1933 Act, please file copies of the executed rather than “form of” agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the Rule.

Response:  Several of the “form of” agreements filed as exhibits to the Registration Statement (e.g., “Form of Dealer Letter Agreement, Form of Master Agreement Among Underwriters”, etc…) represent “specimen” agreements between principal underwriters and dealers, as permitted by Item 25.h of the instructions to Form N-2. The other “form of” agreements filed as exhibits to the Registration Statement (i.e., Form of Underwriting Agreement and Form of Structuring Fee Agreements) will not be executed until at or after effectiveness of the Registration Statement, and share number and amount information will not be available until that time. As a result, it is impossible to file executed versions of these agreements with a pre-effective amendment to the Registration Statement. The Registrant hereby confirms that all material information relevant to investors in the Fund and related to these agreements has been disclosed in the “forms of” exhibits filed as exhibits to the Registration Statement. Furthermore, the Registrant confirms that it will not incorporate by reference any “form of” exhibit in violation of Rule 483(d)(3).

Signature Page

21.

Comment:   Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. The signature page of the registration statement does not appear to comply with Section 6(a) in that a majority of the trustees have not provided a signature. Please conform the signature page to comply with Section 6(a) in the next amendment to the registration statement.

Response:   At the time the initial Registration Statement was filed, the Fund had only one Trustee, as is typical of newly-formed Nuveen closed-end funds. As of the date of pre-effective amendment no. 1 to the Registration Statement the full Board of Trustees has been appointed pursuant to the Fund’s Declaration of Trust and By-laws. Thus, the signature page now includes the signatures of each Trustee in compliance with Section 6(a).

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures
Copies (w/encl.) to	G. Zimmerman
E. Fess
D. Wohl